Exhibit 99.1

MiX Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code: MIX      ISIN: ZAE000125316
NYSE share code: MIXT
(“MiX Telematics” or the “Company”)

MIX TELEMATICS CONCLUDES STRATEGIC REVIEW PROCESS, DECLARATION OF DIVIDEND AND WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

MiX Telematics Concludes Strategic Review Process

Company confirms existing corporate strategy and reintroduces dividend policy

MIDRAND, South Africa-August 26, 2015—MiX Telematics Limited, a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service to customers in over 120 countries, today announced that its Board of Directors has concluded its previously announced review of the Company's strategic alternatives.

This extensive review, conducted with guidance from external advisors, included the optimization of capital structures and an evaluation of various ownership options, with the latter resulting in significant interest from prospective buyers. At the completion of the process, the Board of Directors concluded that continuing to execute on the Company’s strategic growth plans was the best path to maximizing long term shareholder value.

The business has a track record of generating strong cash flow and is committed to keeping sufficient cash resources to take advantage of any acquisition opportunities.  In light of MiX Telematics’ healthy balance sheet and strong cash flows, the Board has decided to reintroduce the Company’s policy of paying regular dividends which going forward will be considered on a quarter-by-quarter basis.

Accordingly, the board has declared the following dividends:
●	In respect of the 2015 fiscal year which ended on the 31 March 2015, a dividend of 8 South African cents per ordinary share to be paid on 21 September 2015.
●	In respect of the first quarter of fiscal year 2016 which ended on the 30 June2015, a dividend of 2 South African cents per ordinary share to be paid on 21 September 2015.

“Our in-depth strategic review reaffirmed our belief that the best path to maximize shareholder value is the execution of MiX Telematics’ existing strategic plan for delivering balanced growth,” said Stefan Joselowitz, President and CEO. “As we look ahead, we believe the Company’s differentiated ability to deliver compelling fleet management and asset tracking solutions globally will continue to drive strong performance and market share gains.”

The details with respect to the dividends declared are as follows:

Last day to trade cum dividend	Friday, 11 September 2015

Securities trade ex dividend	Monday, 14 September 2015

Record date	Friday, 18 September 2015

Payment date	Monday, 21 September 2015

Share certificates may not be dematerialised or rematerialised between Monday, 14 September 2015 and Friday, 18 September 2015, both days inclusive.

Shareholders are advised of the following additional information:

●	the dividend has been declared out of income reserves;
●	the local dividends tax rate is 15%;
●	there are no Secondary Tax on Companies credits utilised against the dividend;
●	the gross local dividend amounts are 8 cents per ordinary share and 2 cents per ordinary share respectively;

●	the net local dividend amounts are 6.8 cents per ordinary share and 1.7 cents per ordinary share respectively for shareholders liable to pay dividends tax;
●	the issued ordinary share capital of MiX Telematics is 792 837 500 ordinary shares of no par value; and
●	MiX Telematics’s tax reference number is 9155/661/84/7.

Withdrawal of Cautionary Announcement
Shareholders are advised that the review of strategic alternatives has been completed and therefore the cautionary announcement (dated 5 March 2015, renewed on 20 April 2015, 3 June 2015 and 16 July 2015) has been withdrawn.  Shareholders no longer need to exercise caution when dealing in the Company’s securities.

About MiX Telematics Limited
MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service to customers in more than 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE:MIX) and MiX Telematics American Depositary Shares are listed on the New York Stock Exchange (NYSE:MIXT). For more information visit www.mixtelematics.com.

Investors:
ICR for MiX Telematics
Sheila Ennis, 855-564-9835
ir@mixtelematics.com

26 August 2015

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